                                                                     EXHIBIT 12

                                   CONECTIV

                      RATIO OF EARNINGS TO FIXED CHARGES
                            (Dollars in Thousands)

                                         Year Ended December 31,
                               ------------------------------------------------
                                 1999      1998      1997      1996      1995
                               --------  --------  --------  --------  --------
Income before extraordinary
 item........................  $113,578  $153,201  $101,218  $107,251  $107,546
                               --------  --------  --------  --------  --------
Income taxes.................   105,816   105,817    72,155    78,340    75,540
                               --------  --------  --------  --------  --------
Fixed charges:
  Interest on long-term
   debt......................   149,732   133,796    78,350    69,329    65,572
  Other interest.............    37,743    26,199    12,835    12,516    10,353
  Preferred dividend
   requirements of
   subsidiaries..............    19,894    17,871    10,178    10,326     9,942
                               --------  --------  --------  --------  --------
  Total fixed charges........   207,369   177,866   101,363    92,171    85,867
                               --------  --------  --------  --------  --------
Nonutility capitalized
 interest....................    (3,264)   (1,444)     (208)     (311)     (304)
                               --------  --------  --------  --------  --------
Earnings before extraordinary
 item, income taxes, and
 fixed charges...............  $423,499  $435,440  $274,528  $277,451  $268,649
                               ========  ========  ========  ========  ========
Total fixed charges shown
 above.......................  $207,369  $177,866  $101,363  $ 92,171  $ 85,867
Increase preferred stock
 dividend requirements of
 subsidiaries to a pre-tax
 amount......................     6,123     4,901     3,065     6,025     6,243
                               --------  --------  --------  --------  --------
Fixed charges for ratio
 computation.................  $213,492  $182,767  $104,428  $ 98,196  $ 92,110
                               ========  ========  ========  ========  ========
Ratio of earnings to fixed
 charges.....................      1.98      2.38      2.63      2.83      2.92
                               --------  --------  --------  --------  --------

  For purposes of computing the ratio, earnings are income before extraordi-nary item plus income taxes and fixed charges, less nonutility capitalized in-terest. Fixed charges include gross interest expense, the estimated interest component of rentals, and preferred stock dividend requirements of subsidiaries. Preferred stock dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.